EXHIBIT 13(a)(4)

Change in Independent Registered Public Accounting Firm

At a meeting held on September 19, 2019, based on the recommendation of the Audit Committee of the Aspiration Flagship Fund and Aspiration Redwood Fund, each a series of Aspiration Funds (hereinafter referred to as the "Funds") and the approval of the Board of Trustees, Ernst & Young, LLP (“Ernst & Young”) was dismissed as the independent registered public accounting firm for the Funds. At the same meeting, based on the recommendation and approval of the Audit Committee, the full Board of Trustees of the Funds approved the appointment of Deloitte & Touche, LLP as the Funds' registered public accounting firm for the fiscal year ending September 30, 2019.

The reports of Ernst & Young on the Funds' financial statements for the fiscal year ended September 30, 2018, the only year during which the firm served as the independent registered public accounting firm, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Funds' most recent fiscal year, and through September 19, 2019, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Funds' financial statements for such year. During the most recent fiscal year, and through September 19, 2019, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC.

The Funds have requested that Ernst & Young furnish them with a letter addressed to the SEC stating whether or not it agrees with the above statements.

A copy of such letter will be filed by amendment.